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                            August 10, 2022

       Feng Huang
       Chief Executive Officer
       Li Bang International Corp Inc.
       No. 190 Xizhang Road, Gushan Town
       Jiangyin City, Jiangsu Province
       People   s Republic of China

                                                        Re: Li Bang
International Corp Inc.
                                                            Amendment No. 3 to
Registration Statement on Form F-1
                                                            Filed July 29, 2022
                                                            File No. 333-262367

       Dear Mr. Huang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form F-1

       Prospectus Summary
       Prospectus Conventions, page 1

   1. We note that you exclude Hong Kong and Macau from your definition of PRC or China.
                                                        Please revise to remove
these exclusions from this definition.
       Dilution, page 49

   2. Please revise your net tangible book value and adjusted net tangible book value amounts and related disclosures
to exclude intangible assets and the deferred offering costs. As part of your response,
please provide us with your calculations.
 Feng Huang
Li Bang International Corp Inc.
August 10, 2022
Page 2
General

3. Please update your financial statements, or file as an exhibit to the filing the necessary representations as to why such update is not necessary. Refer to Item 8.A.4 of Form 20-F and Instruction 2 thereto.
        You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or
Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff
Attorney, at (202) 551-3447 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.



                                                           Sincerely,
FirstName LastNameFeng Huang
                                                           Division of
Corporation Finance
Comapany NameLi Bang International Corp Inc.
                                                           Office of Technology
August 10, 2022 Page 2
cc:       Jason Ye
FirstName LastName